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May 24, 2006
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
United States of America

Re:      CTC Media, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed May 12, 2006
         File No. 333-132228
         -------------------

Ladies and Gentlemen:

On behalf of CTC Media, Inc. ("CTC" or the "Company"), we are responding to the comments contained in your letter dated May 22, 2006 to Mr. Alexander
Rodnyansky, Chief Executive Officer of the Company.

We are concurrently filing with the Commission via the EDGAR system Amendment
No. 4 to the Company's Registration Statement on Form S-1 ("Amendment No. 4").
This amendment contains responses to your comments, as indicated below, as well as revisions reflecting developments in the Company's business since its May 12,
2006 filing.

The responses contained herein are based upon information provided to us by the
Company and the selling stockholders participating in the offering. The responses are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of Amendment No. 3; page numbers in the responses refer to the pages of Amendment No. 4.

Principal and Selling Stockholders, page 111
--------------------------------------------

1.    We note the selling stockholders that you have added. Please refer to prior comment 61 of our letter dated April 5, 2006. To the extent not widely held, please disclose the natural person(s) who have voting and investment control over the shares held by Alliance ScanEast Fund, L.P.,
      Guernroy Limited, Minosa International and Northwood Ventures LLC.

RESPONSE:
--------

The Company has supplemented its disclosure in this regard. Please see pages
111-113. Minosa International Inc. has informed us that it sold its Company shares to Erem Trust (for whom Guernroy Limited acts as nominee shareholder) and the Company has been instructed to re-register the Minosa International Inc.
shares in the name of Guernroy Limited.

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                              [LETTERHEAD OMITTED]

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May 24, 2006

Therefore, Minosa International will no longer be participating in the offering as a selling stockholder.

2.    In addition, please refer to prior comment 62 of our April 5, 2006 letter and tell us in your response letter whether any of the additional selling shareholders are broker dealers or affiliates of a broker dealer to the extent you have not already disclosed this information. If any selling security holders are broker-dealers or affiliates of broker-dealers, tell us how they acquired their shares. For each broker-dealer affiliate, disclose whether it purchased the company's securities in the ordinary course of business, and whether, at the time of purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE:
--------

The additional selling stockholders have informed the Company that, other than with respect to Alliance ScanEast Fund, L.P., they are not broker-dealers nor are they affiliated with broker-dealers. With respect to Alliance ScanEast Fund,
L.P., the Company has supplemented the disclosure to provide the requested information. Please see note 14 on page 113.

3.    Please provide the disclosure required by Item 507 of Regulation S-K for the shareholders who will be selling their shares in the over-allotment option.

RESPONSE:
--------

The Company has supplemented its disclosure in this regard in the notes to the
"Principal and Selling Stockholders" table. Please see notes 3, 4 and 11 on pages 112 and 113.

Exhibit 5.1 - Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
------------------------------------------------------------------

4.    We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of
      Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000
      edition of the Division of Corporation Finance's "Current Issues and
      Rulemaking Projects" outline.

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May 24, 2006

RESPONSE:
--------

As noted in our letter dated May 1, 2006, we hereby confirm to the staff that the reference made in our opinion to the General Corporation Law of the State of
Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                                      *****

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 4 or the foregoing, please contact either the undersigned at 011-44-20-7645-2530 or
trisha.johnson@wilmerhale.com, or Timothy Corbett of this firm at
011-44-20-7645-2509 or timothy.corbett@wilmerhale.com.

Very truly yours,

/S/ TRISHA JOHNSON

Trisha Johnson

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May 24, 2006

cc:      Securities and Exchange Commission:
         -----------------------------------

         Larry Spirgel, Assistant Director, Division of Corporation Finance
         Albert Pappas, Senior Staff Attorney
         Kathleen Krebs, Special Counsel
         Terry French, Accountant Branch Chief
         David Walz, Staff Accountant

         CTC Media, Inc.:
         ---------------

         Alexander Rodnyansky, Chief Executive Officer
         Nilesh Lakhani, Chief Financial Officer
         Leigh Sprague, Corporate Counsel

         Ernst & Young LLC:
         -----------------

         Craig Arends, Partner